Press Release

GreenPower Announces Results of Annual General and Special
Meeting and Appointment of Officers

Vancouver, Canada March 27, 2026 - GreenPower Motor Company Inc. (NASDAQ: GP) (the "Company"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, announces the results of the Annual General and Special Meeting (AGM) that was held today.

The shareholders elected all of management's director nominees being Mark Achtemichuk, Fraser Atkinson, Malcolm Clay, Sebastian Giordano, David Richardson and Brendan Riley.

The shareholders also re-approved the Company's 2022 Equity Incentive Plan and appointed Davidson & Company LLP as the Company's auditors for the ensuing fiscal year.

Following the AGM the Directors of the Company appointed the following officers of the Company for the ensuing year:  Fraser Atkinson - Chairman and Chief Executive Officer, Brendan Riley - President and Michael Sieffert - Chief Financial Officer and Corporate Secretary.

Contact

Fraser Atkinson, CEO

(604) 220-8048

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose-built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to www.greenpowermotor.com.

© 2026 GreenPower Motor Company Inc. All rights reserved.